UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-15170

GSK plc

(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PRESS RELEASE

For media and investors only

Issued: 3 August 2022, London UK

GSK Announces Offer to Repurchase Exchangeable Senior Notes Due 2023

GSK plc (LSE/NYSE: GSK) announced today that its wholly owned subsidiary, GSK Finance (No.3) plc, is offering to repurchase for cash any and all of its outstanding Exchangeable Senior Notes due 2023 (CUSIP No. 36259 RAA0).

Pursuant to the offer, each holder may require the notes’ issuer to repurchase all or part of such holder’s notes at a price equal to 100% of principal amount. Holders may exercise their right to require the repurchase of notes through 5:00 p.m. ET on 16 September, 2022. As of the date of this notice, approximately $280 million aggregate principal amount of the notes is outstanding.

The offer to repurchase is being made on the terms and subject to the conditions set forth in the indenture governing the notes and the notice of offer to repurchase that has been delivered to holders of the notes. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell the notes or any other securities.

Victoria Whyte

Company Secretary

3 August 2022

About GSK

GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at www.gsk.com/about-us

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK’s Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GSK plc
(Registrant)

Date: August 3, 2022

	By:	/s/ Victoria Whyte
Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc